

May 4, 2012

Via E-mail
Mr. Robert W. Hau
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX 75080

      RE: Lennox International Inc.
               Form 10-K for the Year Ended December 31, 2011
               Filed February 16, 2012
               Form 10-Q for the Quarter Ended March 31, 2012
               Filed April 24, 2012
               File No. 1-15149

Dear Mr. Hau:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1 - Business, page 1

Environmental Regulation, page 6

1. We note your disclosure that the "United States Congress, Environmental Protection Agency and other international regulatory bodies are considering steps to phase down the future use of HFCs in HVACR products." However, we note that the EPA has actually mandated the phaseout of R-22 and that you also discuss this mandatory phaseout on your website. Please update your disclosure in this section to discuss the regulation of refrigerants to an extent material to an understanding of your business.

Item 1A - Risk Factors, page 10

2. In future filings, please include a separate risk factor discussing the risks presented by
    existing and contemplated laws, regulations and government initiatives that materially impact
    your business. We note in particular the impact on your business due to the phaseout of R-22
    and also the potential effects of the recent spike in prices of R-22 as discussed on your
    earnings call for the fourth quarter of 2011.   Further, we note that your results of operations
    in 2011 were unfavorably impacted by the expiration of the federal tax credit on high-
    efficiency heating and cooling equipment. Please ensure that this risk factor includes specific
    examples of how the various laws, regulations and government initiatives have impacted the
    operation of your business, including discussing any specific material impact on operating
    results.

Item 6 – Selected Financial Data, page 17

3. Please revise your selected financial data in future filings to also include basic earnings (loss)
    per share from continuing operations pursuant to Item 301 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Liquidity and Capital Resources, page 26

4. Given your significant foreign operations, please consider enhancing your liquidity
    disclosure in future filings to address the following:
    *   Disclose the amount of foreign cash and cash equivalents and short-term investments you
        have as compared to your total amount of cash and cash equivalents and short-term
        investments as of December 31, 2011; and
    *   Discuss the fact that if the foreign cash and cash equivalents and short-term investments
        are needed for your operations in the U.S., you would be required to accrue and pay U.S.
        taxes to repatriate these funds but your intent is to permanently reinvest these foreign
        amounts outside the U.S. and your current plans do not demonstrate a need to repatriate
        the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial
    Reporting Codification 501.06.a. Please show us supplementally what the revised
    disclosures will look like.

Contractual Obligations, page 29

5. Please revise your table of contractual obligations in future filings to include the following:
    *   Payments you are obligated to make under your interest rate swap agreement
    *   Estimated interest payments on your debt

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 – Financial Statements and Supplementary Data, page 36

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), page 41

6. In future filings, please include a column that reconciles the changes between periods in the number of shares held as treasury stock.

Note 2 – Summary of Significant Accounting Policies, page 43

Property, Plant and Equipment, page 44

7. The range of useful lives for your machinery and equipment of one to fifteen years is very broad. In future filings, please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range. Please show us in your supplemental response what the revisions will look like.

Revenue Recognition, page 47

8. You disclose that you engage in cooperative advertising arrangements and that you record certain cooperative advertising expenditures to selling, general and administrative expenses. In future filings, please disclose the amount of cooperative advertising expenditures that you have recorded to selling, general and administrative expenses for each period presented.

Note 12 – Commitments and Contingencies, page 59

Leases, page 59

9. Please disclose in future filings how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840. Please show us in your supplemental response what the revisions will look like.

Note 21 – Reportable Business Segments, page 83

10. In future filings, please revise the table on page 84 to present for each segment's revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Refer to the example set forth in ASC 280-10-55-48. Regarding the intersegment revenues, please also disclose the segment(s) to which the products and services were sold. Please show us in your supplemental response what the revisions will look like.

Note 26 – Condensed Consolidating Financial Statements, page 89

11. Please address your consideration of the disclosures required by Rule 3-10(f) of Regulation S-X. Specifically, Rule 3-10(f) requires the following to be disclosed, if true:
- Each subsidiary issuer or subsidiary guarantor is "100% owned" (as defined by Rule 3-10(h)(1)). Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned;"
- All guarantees are full and unconditional; and
- Where there is more than one guarantor, all guarantees are joint and several.

Form 10-Q for the Quarter Ended March 31, 2012

General

12. Please address the above comments in your interim filings as well, as applicable.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief